AB 2/28/06

06001880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41727

RECEIVED FEB 24 2006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: cfd Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 East Boulevard Street ~~P.O. Box 2244~~
(No. and Street)

Kokomo (City) IN (State) ~~46904-2244~~ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent A. Owens (765) 453-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Randy Grimes, CPA, LLC
(Name – *if individual, state last, first, middle name*)

1821 Teasdale Lane (Address) Kokomo (City) IN (State) 46902-4570 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent A. Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of cfd Investments, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

cfd Investments, Inc.

Table of Contents
December 31, 2005 and 2004

Randy Grimes, CPA, LLC
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

I have audited the accompanying balance sheets of cfd Investments, Inc. as of December 31, 2005 and 2004, and the related statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of cfd Investments, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11-15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randy Grimes, CPA, LLC
Randy Grimes, CPA, LLC
Certified Public Accountant
February 17, 2006

cfd Investments, Inc.

Balance Sheets
December 31,

ASSETS

	2005	2004
Current Assets:		
Cash and cash equivalents (Note 2)	$ 105,741	$ 125,898
Investments (Note 1)	184,493	143,165
Commissions and fees receivable	147,602	106,624
Loans and advances	30,314	0
Prepaid expenses and deposits	18,853	7,092
Total Current Assets	487,003	382,779
Property and Equipment (Notes 4-5):		
Computers and software	0	163,510
Furniture and equipment	0	23,542
Total property and equipment	0	187,052
Less: accumulated depreciation	0	<117,438>
Net property and equipment	0	69,614
Other Assets:		
Investments in partnership (Note 1)	50,000	0
Total Other Assets	50,000	0
Total Assets	$ 537,003	$ 452,393

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Current Liabilities:		
Accounts payable	$ 35,030	$ 15,289
Commissions payable	102,279	6,534
Corporate income taxes payable (Note 3)	0	17,633
Total Current Liablilties	137,309	39,456
Long-Term Liabilities:		
Notes payable	0	0
Total Long-Term Liablilties	0	0
Other Liabilities:		
Deferred income tax liabilities	15,260	19,133
Total Other Liablilties	15,260	19,133
Total Liabilities	152,569	58,589
Shareholders' Equity:		
Common stock, no par value, 500 shares authorized, 379 shares issued and outstanding	376,625	376,625
Additional paid-in capital	15,500	15,500
Retained earnings <deficit>	<7,691>	1,679
Total Shareholders' Equity	384,434	393,804
Total Liabilities and Shareholders' Equity	$ 537,003	$ 452,393

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statement of Changes in Stockholders' Equity
For the Years Ended
December 31, 2005 and 2004

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stock-holders' Equity
Balance, January 1, 2004	$ 376,625	$ -0-	$ 15,500	$ <126,653>	$ 265,472
Capital increase	-0-				-0-
Net income <loss> for the year				128,331	128,331
Balance December 31, 2004	376,625	-0-	15,500	1,679	393,804
Capital increase	-0-				-0-
Dividends paid				<50,001>	<50,001>
Net income <loss> for the year				40,631	40,631
Balance, December 31, 2005	$ 376,625	$ -0-	$ 15,500	$ <7,691>	$ 384,434

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statements of Operations
For the Years Ended December 31,

	2005	2004
Revenues:		
Commission revenues	$ 9,531,769	$ 6,698,631
Total revenues	9,531,769	6,698,631
Operating Expenses:		
Advertising and promotion	77,134	49,820
Clearing costs and fees	236,281	244,418
Commissions expense	8,133,538	5,364,158
Administrative fees	18,581	13,325
Education, seminars and meetings	75,017	35,388
Employee leasing/salaries	648,073	480,204
Telephone expense	12,795	19,171
Registrations, licenses and bonds	29,046	23,722
Professional services	27,205	16,064
Dues and subscriptions	16,125	20,725
Bad debts expense	0	5,704
Travel and entertainment	116,258	44,092
Office and computer expense	139,289	125,802
Technology fees	207,364	39,317
Rent and utilities	42,752	40,426
Repairs and maintenance	5,139	8,567
Interest expense	8,823	466
Depreciation and amortization	0	20,282
Miscellaneous expenses	3,471	4,617
Total expenses	9,796,891	6,556,268
Operating profit <loss>	<265,122>	142,363
Other Income:		
Interest and dividend income	5,411	4,697
Unrealized gain or loss	19,051	<1,497>
Seminars, fees and miscellaneous	291,823	52,872
Total other income	317,209	56,072
Net income <loss> before income taxes	52,087	198,435
Income taxes:		
State corporate income taxes	4,566	16,708
Federal corporate income taxes	6,890	53,396
Total income taxes	11,456	70,104
Net income <loss> after taxes	$ 40,631	$ 128,331

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents
For the Years Ended December 31,

	2005	2004
Cash Flows from Operating Activities:		
Cash received from customers	$ 9,488,473	$ 6,668,972
Cash paid to suppliers and employees	<9,527,553>	<6,488,033>
Investment income received	6,335	4,697
Interest paid	<7,296>	<84>
Income taxes paid	<42,153>	0
Miscellaneous receipts	145,016	5,884
Net Cash Provided <Used> by Operations	62,822	191,436
Cash Flows from investing activities:		
Net Proceeds From <Used For>:		
Acquisition of fixed assets	<22,078>	<42,945>
Disposition of fixed assets	91,693	0
Net acquisition of investments	<72,278>	<69,599>
Net cash provided <used> in investing activities	<2,663>	<112,544>
Cash Flows from financing activities:		
Net Proceeds From <Used For>:		
Repayments of loans and advances	77,380	0
Loans and advances	<107,694>	0
Repayment of long-term debt	0	<2,019>
Principal payments on short-term debt	0	<10,000>
Dividends paid	<50,001>	0
Net cash provided <used> in financing activities	<80,315>	<12,019>
Net increase <decrease> in cash and cash equivalents	<20,156>	66,873
Cash and cash equivalents, beginning of period	125,898	59,025
Cash and cash equivalents, end of period	$ 105,742	$ 125,898

	2005	2004
Cash Flows from Operating Activities:		
Net income <loss>	$ 40,633	$ 128,331
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	0	20,282
Unrealized gain <loss>	<19,051>	1,497
Bad debts expense	0	5,704
Changes in Operating Assets and Liabilities:		
<Increase> decrease in commissions receivable	<40,978>	<30,322>
<Increase> decrease in prepaid expenses	<11,762>	<4,885>
<Increase> decrease in deferred tax asset	0	33,338
Increase <decrease> in accounts payable	19,741	<1,883>
Increase <decrease> in commissions payable	95,745	2,608
Increase <decrease> in corporate income taxes	<17,633>	17,633
Increase <decrease> in deferred income taxes	<3,873>	19,133
Total Adjustments	22,189	63,105
Net Cash Provided <Used> by Operations	$ 62,822	$ 191,436

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2005 and 2004

Note 1- -Significant Accounting Policies:

cfd Investments, Inc., (the "Company") was incorporated in 1986 under the laws of the state of Indiana. However, no stock was issued, nor were any assets acquired until September, 1989. The Company is engaged in the security brokerage business. The Company was approved by its national regulatory agency, the National Association of Securities Dealers (NASD), effective January 16, 1990.

The books and records are maintained on the accrual basis of accounting, which is in accordance with generally accepted accounting principles. Under this method, income is recognized when earned and expenses when incurred. Commission income and expense are considered earned on the trade date of the transaction, with the exception of mutual funds made by customers directly, whereby income is recognized when commissions are received. Advertising costs are expensed as incurred. Significant policies are described below:

Depreciation:

For book purposes, assets are depreciated over the estimated useful lives, using the straight-line method of depreciation. For tax purposes, assets are recovered under the provisions of the Modified Accelerated Cost Recovery System (MACRS), as provided by the Tax Reform Act of 1986. The difference in these methods is the principle difference between book income as computed under generally accepted accounting principles, and taxable income. For 2005 and 2004, book depreciation and amortization totaled $ -0- and $ 20,282, respectively, while tax depreciation was $ 7,504 and $ 37,399.

Investments:

In accordance with industry standards, investments, which represent a mutual fund and securities, are reflected at market value. This value reflects an decrease over historical cost of $ 27,100, of which the current year portion of $ 19,051 is reflected as an unrealized gain <loss> on the statement of operations.

During the year ended December 31, 2005, the Company invested $ 50,000 in a partnership venture, CFC, LLC. The entity is in the formative stage and has no activity for 2005.

Note 2- -Statements of Cash Flows:

The company considers all short-term, highly liquid investments, which are readily convertible to known amounts of cash, and whose original maturities are three months or less, to be cash equivalents.

Note 3- -Income Taxes:

Income tax net operating losses incurred in 1989-1991, 1994-1998 and 2000-2001 were fully utilized for 2004 tax purposes. Net operating loss carryforwards of $ 105,770 and $ 98,691 were fully utilized for federal and state income tax purposes, respectively. For 2005, book and tax differences in depreciation result in a favorable timing difference of $ 7,504 and a favorable timing difference of $ 52,471 for 2004. Under present rules, the current and cumulative effect of timing differences between financial reporting income and taxable income are recognized in deferred tax liability and deferred tax asset accounts.

Note 4- -Sale of Fixed Assets:

The company sold all fixed assets as of May 1, 2005 for the amount of $ 91,693. Terms were cash. All fixed assets were sold at net book value, which was deemed fair market value by both parties. There was no book gain on the transaction; tax gain is $ 45,859.

Note 5- -Fixed Assets:

Fixed assets are recorded at historical cost. Depreciation is recorded using the straight-line method based upon the estimated useful lives of the assets (Note 1). Estimated useful lives of fixed assets, by class, are as follows:

Computers and software	5 years
Furniture and equipment	5-7 years

Changes by classification of fixed assets are summarized as follows:

Asset classification:	2004 Balance	Additions	Disposals	2005 Balance
Computers and software	$ 163,510	$ 22,078	$ <185,588>	$ 0
Furniture and equipment	23,542	0	<23,542>	0
Totals	$ 187,052	$ 22,078	$ <209,130>	$ 0

Changes by classification in the related accumulated depreciation are as follows:

Computers and software	$ 98,292	$ 0	$ <98,292>	$ 0
Furniture and equipment	19,146	0	<19,146>	0
Totals	$ 117,438	$ 0	$ <117,438>	$ 0

Note 6- -Common Stock:

Effective January 1, 1995, all 108 outstanding shares of preferred stock were exchanged for 27 shares of common stock in a nine-for-two exchange. The shares of preferred stock were surrendered by the shareholders December 31, 1994, with shares of common stock being issued effective January 1, 1995. In addition, three shares of common stock were issued in 1996, for total consideration of $ 9,375. In 1997, 83 shares were issued for total consideration of $ 237,500.

Note 7- -Net Capital Requirements:

The Company is subject to the Securities and Exchange Commision Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company had net capital of $ 263,213 and $ 280,556 at December 31, 2005 and 2004, respectively. These amounts were in excess of its required net capital of $ 50,000 and $ 50,000 by $ 213,213 and $ 230,556, respectively. The Company's net capital ratio was 57.96 percent and 20.88 percent for 2005 and 2004, respectively. There are no loans which are subordinated at December 31, 2005 or 2004.

For purposes of the computation of net capital, the following is the schedule of non-allowable assets:

	2005	2004
Non-marketable securities	$ 0	$ 18,900
Accounts receivable	2,826	8,739
Commissions receivable	471	0
Prepaid expenses	18,853	7,092
Loans and advances	30,314	0
Investment in partnership	50,000	0
Fixed assets (net)	0	69,614
Totals	$ 102,464	$ 104,345

The Company's computation of net capital under Rule 15c3-1 is presented on the following page.

Note 8- -Concentration of Credit Risk:

Current federal regulations provided for deposit insurance on amounts not exceeding $ 100,000 per depositor. The Company has no deposits in excess of these amounts at December 31, 2005.

cfd Investments, Inc.

Computation of Net Capital
December 31,

	2005	2004
Total assets	$ 537,003	$ 452,393
Total liabilities	152,569	58,589
Net worth	384,434	393,804
Add: subordinated loans	0	0
Adjusted net worth	384,434	393,804
Less: non-allowable assets	102,464	104,345
Current capital	281,970	289,459
Less: haircuts	18,757	8,903
Net capital	263,213	280,556
Required net capital	50,000	50,000
Excess net capital	$ 213,213	$ 230,556
Aggregate indebtedness	$ 152,569	$ 58,589
Aggregate indebtedness to net capital	57.96	20.88

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Computation for Determination of Reserve Requirements
And Information for Possession or Control
Requirements Pursuant to Rule 15c3-3
December 31, 2005 and 2004

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession or control requirements under Securities and Exchange Commission Rule 15c3-3.

Reconciliation of Net Capital Computation
and Rule 15c3-3 Reserve Requirement and
Unaudited Part II or Part IIA

		2005		2004
Net capital per unaudited Part IIA		$ 254,988		$ 317,320
Increase <decrease> in commissions & fees	991		<5,704>	
Non-allowable portion	<991>	-0-	5,704	-0-
Increase <decrease> in prepaid expenses	7,015		-0-	
Non-allowable portion	<7,015>	-0-	-0-	-0-
Increase <decrease> in cash	3,152	-0-	-0-	-0-
Non-allowable portion	-0-	3,152	-0-	-0-
<Increase> decrease in depreciation	-0-		<3,141>	
Non-allowable portion	-0-	-0-	3,141	-0-
Increase <decrease> in deferred tax assets	-0-		33,338	
Non-alowable portion	-0-	-0-	<33,338>	-0-
<Increase> decrease in accounts payable		1,200		-0-
<Increase> decrease in income taxes payable		-0-		<17,633>
<Increase> decrease in deferred income taxes		3,873		<19,133>
Rounding		0		2
Net capital per audit		$ 263,213		$ 280,556

Randy Grimes, CPA, LLC
Certified Public Accountant
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

In planning and performing my audits of the financial statements of cfd Investments, Inc. for the years ended December 31, 2005 and 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by cfd Investments, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I also made a study ot the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization

and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject the the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of cfd Investments, Inc. management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Randy Grimes, CPA, LLC
Randy Grimes, CPA, LLC
Certified Public Accountant
February 17, 2006

Randy Grimes, CPA, LLC 1821 Teasdale Lane Kokomo, Indiana 46902-4570 (765) 455-8517
Member of the American Institute of CPAs and the Indiana CPA Society